                                                                    EXHIBIT 99.1



Contact:  Jeffrey J. Hattara            (NYSE-BMC)
          (612) 851-6030                 FOR IMMEDIATE RELEASE


                       BMC REPORTS THIRD QUARTER 1998 RESULTS


October 22, 1998 -- Minneapolis, Minnesota - BMC Industries, Inc. reported a net loss of $2.0 million, or $.07 per diluted share, for the third quarter of 1998. This compares to net earnings of $0.31 per diluted share in the third quarter of 1997. Total third quarter revenues increased 12% from $79.1 million in 1997 to $88.6 million in 1998.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated, "Our focus in the third quarter was to continue the assimilation of the Orcolite acquisition, reduce costs and inventory at Mask Operations and generate solid cash flow. We successfully decreased our inventory balance by $11.0 million and reduced our debt balance $9.6 million in the third quarter. We expect further inventory and debt reductions in the fourth quarter as we continue our focus on cash flow and balance sheet management."

BMC's Optical Products operation generated sales of $36.6 million in the third quarter compared to $24.3 million in the prior year quarter, an increase of 51%. On a proforma basis, revenues increased 9% over the combined Vision-Ease and Orcolite 1997 third quarter revenues. Sales of high-end products (polycarbonate, high-index, progressive and polarizing sun lenses) grew 114% over the prior year quarter. On a proforma basis, high-end sales grew 23%. High-end sales accounted for 60% of total Optical Products' revenue in the third quarter compared to 42% in the year earlier period. Sales of glass and commodity plastic lenses were somewhat slower than anticipated. Operating earnings increased 13% over the prior year quarter, even as the Optical Products division continued to invest heavily in the sales and marketing area, incurred expenses related to the integration of Orcolite and recognized amortization expense related to the Orcolite goodwill.

Vision-Ease continued work on key strategic development initiatives during the third quarter. They will be launching a new polycarbonate progressive lens in the fourth quarter to meet significant demand in the marketplace for high-quality polycarbonate progressive lenses. The Company expects to see the sales impact from these lenses later in the fourth quarter and into 1999. They also continued development of their polycarbonate lens lamination system. The system will be tested at various retail lens dispensing locations in the fourth quarter. The Company expects full rollout of the system in 1999.


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Third quarter revenues from the Precision Imaged Products division (PIP, including both the Mask Operations and Buckbee-Mears St. Paul) decreased 5% from $54.8 million in 1997 to $52.0 million in 1998. Computer monitor mask sales were up 19% over the prior year period, moving from $6.2 million last year to $7.4 million in the current quarter. Total television mask unit sales increased 13%. Television mask revenues, however, decreased 9% due primarily to lower invar mask sales and overall price declines. Sales of jumbo (30" and larger) and large (25" to 29") masks made of AK steel were up 18% and 9%, respectively. Sales of invar television masks were down 39% compared to the prior year quarter. As stated in previous earnings releases, the Company expects the soft market for invar television masks to continue through the end of the year.

The PIP division incurred an operating loss of $2.6 million in the third quarter primarily due to the extended shutdown of three manufacturing lines at the Cortland facility and continued pricing pressure in the mask business. The Company estimates the extended shutdown of these lines negatively impacted profits by approximately $4.0 million, however, this shutdown was instrumental in allowing Mask Operations to reduce their inventory by approximately $10.0 million. One of the three manufacturing lines that was temporarily shutdown has now resumed operation. Restarting the remaining two lines (one television and one computer monitor) is contingent upon success in growing market share and improved market conditions in the future.

Buckbee-Mears St. Paul (BMSP) is continuing on course for another record year in 1998 for both revenues and earnings. BMSP is working on numerous product development initiatives with a variety of customers that could substantially increase revenues and profits in future years.

Statements made in this press release which are not historical, including statements regarding future performance, are forward looking statements and as such are subject to a number of risks, including integration of the Orcolite acquisition, lower demand for televisions and computer monitors, further mask price declines, inability to penetrate the lead frame market, foreign currency fluctuations, successful customer part qualifications and the continued effect of the economic slowdown in Asia. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997 and Form 10-Q to be filed for the quarter ended September 30, 1998.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. The Company is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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                             BMC INDUSTRIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                 (Unaudited)
                   (in thousands, except per share amounts)



                                                                    Three Months Ended                   Nine Months Ended
                                                                      September 30                         September 30
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                                                                   1998               1997                 1998            1997
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
Revenues                                                       $ 88,584           $ 79,086            $ 253,609       $ 236,470
Cost of Products Sold                                            81,642             61,813              232,177         181,356
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Gross Margin                                                      6,942             17,273               21,432          55,114
Selling                                                           4,545              3,042               11,748           8,616
Administrative                                                    1,213              1,006                4,072           3,634
Impairment of long-lived assets                                       -                  -               42,800               -
Acquired research and development                                     -                  -               11,000               -
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Income from Operations                                            1,184             13,225              (48,188)         42,864
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Other Income and (Expense)
  Interest expense                                               (3,949)              (403)              (9,650)           (707)
  Interest income                                                    22                 45                   99             143
  Other income (expense)                                           (399)                71                 (932)            300
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Earnings before Income Taxes                                     (3,142)            12,938              (58,671)         42,600
Income Taxes                                                     (1,173)             4,063              (22,429)         13,853
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Net Earnings                                                   $ (1,969)          $  8,875            $ (36,242)      $  28,747
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Net Earnings Per Share:
     Basic                                                     $  (0.07)          $   0.32            $   (1.34)      $    1.04
     Diluted                                                      (0.07)              0.31                (1.34)           1.01
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Number of Shares Included in Per Share Computation:
  Basic                                                          26,989             27,681               26,963          27,518
  Diluted                                                        26,989             28,619               26,963          28,524
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


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                             BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                                (in thousands)

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                                                           September 30             June 30          December 31
                                                                   1998                1998                 1997
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
Assets
Cash and cash equivalents                                     $   2,742           $   2,969            $   2,383
Trade accounts receivable, net                                   42,496              45,077               29,824
Inventories                                                      84,856              95,881               70,111
Deferred income taxes                                            11,315               8,724                5,881
Other current assets                                              8,815               9,775               13,595
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    Total Current Assets                                        150,224             162,426              121,794
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Property, plant and equipment                                   280,028             271,775              283,070
Less accumulated depreciation                                   114,292             110,381              100,688
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    Property, plant and equipment, net                          165,736             161,394              182,382
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Deferred income taxes                                            17,085              19,099                1,429
Other assets, net                                                76,765              77,114               13,802
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TOTAL ASSETS                                                  $ 409,810           $ 420,033            $ 319,407
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Liabilities and Stockholders' Equity
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Short-term borrowings                                         $     822           $     979            $   1,139
Accounts payable                                                 25,566              24,458               25,623
Income taxes payable                                                226                 415                2,830
Accrued expenses and other current liabilities                   24,332              25,955               17,288
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    Total Current Liabilities                                    50,946              51,807               46,880
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Long-term debt                                                  209,713             219,164               73,426
Other liabilities                                                18,559              17,570               17,718
Deferred income taxes                                             2,738               3,757                2,631

Stockholders' equity
     Common stock                                                47,662              46,543               62,263
     Retained earnings                                           81,237              83,613              118,693
     Cumulative translation adjustment                            1,047              (1,350)              (1,217)
     Other                                                       (2,092)             (1,071)                (987)
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               TOTAL STOCKHOLDERS' EQUITY                       127,854             127,735              178,752
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TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 409,810           $ 420,033            $ 319,407
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

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